Exhibit 4.5(g)

Compass Group Diversified Holdings LLC

301 Riverside Avenue, 2nd Floor

Westport, Connecticut 06880

January 22, 2019

5.11, Inc.

5.11 TA, Inc.

1360 Reynolds Ave.

Irvine, CA

92614

Attention: Mr. James McGinty

Re:	Sixth Amendment to Credit Agreement

Ladies and Gentlemen:

Reference is made hereby to that certain Credit Agreement, dated as of August 31, 2016, as amended prior to the date hereof (the “Credit Agreement”), by and among Compass Group Diversified Holdings LLC, a Delaware limited liability company, as lender (together with its successors and assigns, the “Lender”), 5.11, Inc., a California corporation, as borrower (“Borrower”), and 5.11 TA, Inc. a Delaware corporation, as co-borrower (“Co-Borrower”). Capitalized terms used but not defined in this letter agreement (this “Amendment”) have the meanings ascribed to them in the Credit Agreement.

Borrower and Co-Borrower have requested that Lender amend, and Lender desires to amend, the Credit Agreement in accordance with the terms and conditions set forth herein. Accordingly, effective as of the date of this Amendment, Borrower, Co-Borrower and Lender hereby agree to, and do hereby, amend the Credit Agreement as follows:

1.	Section 1.1 of the Credit Agreement is hereby amended by adding the following defined term:

“Retail Store Capital Expenditures means Capital Expenditures from and after January 1, 2018, that, in Lender’s reasonable discretion, were incurred by Borrower with respect to any of its retail stores, in an amount up to $15 million for any Fiscal Year (with amounts in excess of $15 million for any Fiscal Year to be considered Capital Expenditures).”

2.	Section 1.1 of the Credit Agreement is further amended by deleting the existing definition of “EBITDA” and replacing it in its entirety with the following:

“EBITDA means, for any period, Consolidated Net Income for such period plus, to the extent deducted in determining such Consolidated Net Income and without duplication, (i) Interest Expense, income tax expense, depreciation and amortization for such period, (ii) Permitted Integration Services Fees and all other management fees paid to or accrued for the benefit of Manager in such period to the extent permitted pursuant to Section 7.4, (iii) any extraordinary, unusual or non-recurring gains or losses or charges or credits, including cash closing fees and expenses in connection with closing of the transactions contemplated by this Agreement (including any expenses relating to the granting of stock options); (iv) amounts accrued or paid during any Fiscal Year to consultants to Borrower or Co-Borrower, provided the projects for which and terms on which such consultants were engaged were pre-approved by Lender in writing, (v) any gain or loss associated with the sale or write-down of assets not in the ordinary course of business, (vi) all non-recurring, acquisition and other expenses, other than management fees paid to Manager, and (vii) all reserves with respect to inventory closeouts to the extent reflected on the balance sheet as of July 29, 2016.”

3.	Section 1.1 of the Credit Agreement is further amended by deleting the existing definition of “Fixed Charge Coverage Ratio” and replacing it in its entirety with the following:

“Fixed Charge Coverage Ratio means for any period, the ratio of (a) the total for such period of EBITDA minus the sum for such period of (i) all income taxes paid during the period by (reduced by all income taxes, if any, refunded or credited during the period to) the Loan Parties and income taxes paid within 75 days of the end of such period, for such period, (ii) all Capital Expenditures (other than ERP Project Capital Expenditures, Manteca Warehouse Capital Expenditures and Retail Store Capital Expenditures) and (iii) management fees paid in cash to Manager pursuant to the Management Agreement during such period or within 30 days of the end of such period to (b) the sum for such period of (i) Interest charges accrued for such period and paid or payable in cash at any time plus (ii) required payments of principal of Debt (including the Term Loans but excluding the Revolving Loans).”

4.	A new Section 1.3 is added that shall read in its entirety as follows:

“Section 1.3. Changes in GAAP.

If at any time any change in GAAP (including the adoption of international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements delivered under or referred to herein) would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Borrower, the Co-Borrower or the Lender shall so request, the Lender, the Borrower and the Co-Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP; provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) the Borrower and Co-Borrower shall provide to the Lender financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP. Without limiting the foregoing, leases shall continue to be classified and accounted for on a basis consistent with that reflected in the Audited Financial Statements for all purposes of this Agreement, notwithstanding any change in GAAP relating thereto, unless the parties hereto shall enter into a mutually acceptable amendment addressing such changes, as provided for above.”

5.	Section 7.14.4 of the Credit Agreement is hereby amended such that Section 7.14.4 shall read in its entirety as follows:

“7.14.4 Capital Expenditures.

Not permit the aggregate amount of all Capital Expenditures (i) for the Fiscal Year ending December 31, 2019 to exceed $13.5 million, or (ii) for any Fiscal Year thereafter to exceed $6 million for such Fiscal Year.”

If Borrower, Co-Borrower and the Subsidiaries do not utilize the entire amount of the Capital Expenditures permitted in any Fiscal Year, so long as no Default or Event of Default exists or would be caused thereby, Borrower may carry forward to the immediately succeeding Fiscal Year only, 50% of such unutilized amount (with Capital Expenditures in such succeeding Fiscal Year applied last to such carried forward unutilized amount).”

Except as expressly set forth herein, this Amendment shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

Each of Borrower and Co-Borrower hereby represents and warrants that (a) the representations and warranties in the Credit Agreement and the other Loan Documents are true and correct in all material respects on and as of the date hereof, as though made on such date (except to the extent such representations or warranties relate solely to an earlier date), and (b) after giving effect to this Amendment, no Default or Event of Default has occurred and is continuing.

This Amendment is a “Loan Document” under the Credit Agreement and reflects the entire understanding of the parties with respect to the matters covered hereby and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof.

This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Amendment. Delivery of an executed counterpart of this Amendment by facsimile or electronic mail shall be equally as effective as delivery of an original executed counterpart hereof. Any party delivering an executed counterpart of this Amendment by facsimile or electronic mail also shall deliver an original executed counterpart hereof, but the failure to deliver an original executed counterpart shall not affect the validity, enforceability and binding effect of this Amendment.

This Amendment shall be construed under and governed by the laws of the State of New York.

{Signature page follows}

Cordially,

LENDER:

COMPASS GROUP DIVERSIFIED HOLDINGS LLC,
a Delaware limited liability company

By:	/s/ Ryan J. Faulkingham
Name: Ryan J. Faulkingham
Title: Chief Financial Officer

BORROWER:

5.11, INC.

By:	/s/ James McGinty
Name: James McGinty
Title: Chief Financial Officer

CO-BORROWER:

5.11 TA, INC.

By:	/s/ Patrick A. Maciariello
Name: Patrick A. Maciariello
Title: President

Signature Page to Sixth Amendment [5.11]